Exhibit 99.1

NYSE Release

BABCOCK & BROWN AIR ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.50 PER SHARE

Dublin, Ireland, April 15, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of commercial jet aircraft, today announced that it has declared a cash dividend of $0.50 per common share in respect of the first quarter of 2008. The dividend will be paid on May 20, 2008 to shareholders of record on April 30, 2008.

“We are pleased to affirm our quarterly dividend of $0.50 per share for the first quarter and to confirm that we continue to deliver on our business plan” said Colm Barrington, CEO of Babcock & Brown Air. “We have grown our cash flows per share significantly since our IPO last year through re-leasing aircraft at increased rentals and accretive additions to our fleet. B&B Air can sustain a $0.50 quarterly dividend while retaining cash for growth and for other strategies to enhance shareholder value.”

“B&B Air is currently well-capitalized with nearly $700 million of purchasing capacity and no significant principal repayments until 2012. We are in an excellent position to take advantage of current market conditions, to acquire aircraft at attractive prices and to further grow our fleet of high-demand commercial jet aircraft,” added Barrington. “We see continuing demand for leased aircraft, particularly in developing markets, where we continue to lease a significant portion of our portfolio. Following the recent bankruptcy of ATA Airlines, we have secured repossession of our four aircraft there and are well on our way towards finding new homes for these aircraft. Our exposure to the US airline industry is now limited to nine of our 59 aircraft.”

Mr. Barrington added, “While our normal policy is not to comment on our share price, we have been asked by some shareholders to confirm that we are not aware of any circumstances that warrant the recent sharp decline in the price of our shares. We can give this confirmation and, as outlined above, can further confirm that we believe B&B Air is well positioned to continue to deliver strong financial performance and to maintain its dividend.”

About Babcock & Brown Air Limited

Babcock & Brown Air acquires and leases modern, high-demand commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management, the world’s fifth largest aircraft lessor. The Company was formed by Babcock & Brown Limited (ASX:BNB), a global investment and asset management group with more than 25 years of experience in aircraft leasing and financing. For more information, visit www.babcockbrownair.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com